Exhibit 99.1

788 — 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

No. 14-292

December 31, 2014

News Release

Platinum Group Metals Announces Closing of Public Offering of Common Shares

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group Metals” or the “Company”) announces that further to its press release of December 9, 2014, it has closed its public offering of common shares (the “Offering”).  Pursuant to the Offering, the Company issued 214,800,000 common shares (the “Shares”) at a price of US$0.53 per Share, for aggregate gross proceeds of US$113,844,000. The Shares include 7,200,000 common shares issued pursuant to an over-allotment option.  BMO Capital Markets and GMP Securities L.P. acted as the underwriters and agreed to buy the Shares on a bought deal basis.

The net proceeds of the Offering will be used to fund Phase 2 development at the WBJV Project 1 platinum mine.  The net proceeds of the Offering, together with the Company’s unrestricted cash on hand, is expected to be sufficient to fully fund the completion of mill and concentrator construction at the WBJV Project 1 platinum mine.

The Shares were offered by way of a short form prospectus filed in all provinces of Canada, except for Quebec, and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 by telephone at 905-696-8884 x4166 or by email at EgNegro@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 platinum mine and exploration and engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture project with the Japan Oil, Gas, and Metals National Corporation and Mnombo Wethu Consultants (Pty) Ltd.  The Company has also expanded its exploration northward on to the Waterberg Extension Project.  As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg JV Project and the Waterberg Extension Project have increased in importance in the Company’s business over the past year.

On behalf of the Board of Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: targeted, believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the use of proceeds of the Offering. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, or the Company’s ability to be fully able to implement its business strategies and other risk factors described in the Company’s prospectus, registration statement, Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.